April 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn:	Ibolya Ignat

Division of Corporation Finance

Office of Life Sciences

Re:	Zymeworks Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 24, 2021

File No. 001-38068

Dear Ms. Ignat:

Set forth below is the response of Zymeworks Inc. (the “Company”) to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 14, 2021, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2020 (File No. 001-38068).

For the convenience of the Staff, the text of the Commission’s comment in the Comment Letter has been duplicated in bold type to precede the Company’s response.

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations for the Years Ended December 31, 2020, 2019 and 2018

Research and Development Expense, page 81

We note that you have multiple drug candidates in varying stages of development and clinical testing and that research and development is a significant aspect of your business. Please provide more detail for your research and development expenses for each period presented, including but not limited to by product candidate as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such.

Response: The Company respectfully acknowledges the Staff’s comment and provides the requested detail for research and development (“R&D”) expenses in the two tables below:

Zymeworks Inc.  |  540 - 1385 West 8th Avenue, Vancouver, BC, Canada, V6H 3V9  |  zymeworks.com

Table 1: R&D Expenses by Program

The Company tracks third-party R&D expenses by program (or product candidate) but does not allocate departmental costs, which represent approximately one third of total R&D expenses, to individual programs. Third-party R&D program expenses include costs associated with clinical trials, preclinical programs and other associated R&D activities including, but not limited to, fees paid to contract research organizations, consultants and other third-party vendors and fees paid to third-party manufacturers to produce clinical product candidate supplies. Unallocated departmental expenses consist of salaries and benefits, stock-based compensation, certain lab expenses, licensing fees and consulting fees, as well as overhead and other costs.

The following table summarizes R&D expenses by program (third-party-costs only) and unallocated departmental expenses (dollars in millions):

	Year Ended December 31,
	2020	2019	2018
Third-party research and development program expenses:
Clinical development programs:
Zanidatamab	$80.5	$56.6	$21.6
ZW49	11.4	6.2	5.3
Pre-clinical and other research programs	12.3	9.7	7.8

	104.2	72.5	34.7
Unallocated departmental research and development expenses:
Salaries and benefits	34.1	20.7	13.5
Stock-based compensation expense	12.3	14.3	4.2
Other unallocated expenses	17.9	8.4	4.5

Research and development expense	$168.5	$115.9	$56.9

The Company considers R&D to be essential to its business. Accordingly, the Company will provide a breakdown of R&D expenses consistent with the table above in future filings with the Commission, where applicable.

In responding to the Staff’s request for information on the nature of expenses, the Company has provided more detailed information below. The Company does not plan to provide this information in future filings with the Commission as the Company believes that this information does not provide significant incremental disclosure compared to the table above.

Zymeworks Inc.  |  540 - 1385 West 8th Avenue, Vancouver, BC, Canada, V6H 3V9  |  zymeworks.com

Table 2: R&D Expenses by Nature of Expense

The following table summarizes R&D expenses by nature of expense (dollars in millions):

	Year Ended December 31,
	2020	2019	2018
Salaries and benefits	34.1	20.7	13.5
Stock-based compensation expense	12.3	14.3	4.2
Manufacturing related costs	58.7	44.6	19.3
Clinical trial expenses	22.3	11.1	6.8
Lab expenses	20.3	13.7	6.8
Licensing fees	10.3	3.9	2.1
Other research and development expenses	10.5	7.6	4.2

Research and development expense	$168.5	$115.9	$56.9

2.	Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Segment Information, page 97

Please tell us your consideration of providing the entity-wide geographic disclosures required by ASC 280-10-50-41, or tell us how you conclude that revisions are not required.

Response: With respect to the Staff’s comment on the provision of entity-wide geographic disclosures required by ASC 280-10-50-41, the Company agrees that disclosure of revenues from external customers and long-lived assets is required for its country of domicile and for those attributable to all other countries in total. The Company also agrees that, if material, separate disclosure is required for each individual foreign country under ASC 280-10-50-41.

As a clinical-stage biopharmaceutical company, the Company derives the majority of its revenue from large, one-off licensing and collaboration agreements with strategic partners that result in non-recurring milestones and research support. The Company does not have any product sales, and as such, does not have a regional or geographically dispersed sales function, sales force or affiliates. The Company has provided a disaggregation of revenue by customer in note 13 to its Consolidated Financial Statements for the year ended December 31, 2020 including comparative disclosure for the years ended December 31, 2019 and 2018. The Company believes that disclosing revenue by customer not only provides a more granular level of detail than geographic segmentation, but it also provides more meaningful information given the nature of the Company’s revenues and that its customers are a select group of global pharmaceutical companies.

Zymeworks Inc.  |  540 - 1385 West 8th Avenue, Vancouver, BC, Canada, V6H 3V9  |  zymeworks.com

The significant majority of the Company’s long-lived assets (approximately 80% as of December 31, 2020) are located in Canada, the Company’s country of domicile. The only notable assets that are located outside of Canada are right-of-use and leasehold improvement assets related to the Company’s leased office space in Seattle, USA. As such, the Company concluded that this information was not material to the financial statements in the period.

As the Company’s business continues to mature and develop, the Company will continue to re-evaluate the entity-wide geographic disclosure requirements of ASC 280-10-50-41 and will add disclosure if and when warranted.

***

Please telephone the undersigned at (604) 678-1388, ext. 122 if you have any questions or need any additional information.

Yours very truly,

/s/ Neil Klompas
Neil Klompas
Executive Vice President,
Business Operations and Chief Financial Officer

cc:	Li Xiao (Securities and Exchange Commission)

Ryan J. Dzierniejko (Skadden, Arps, Slate, Meagher & Flom LLP)

Zymeworks Inc.  |  540 - 1385 West 8th Avenue, Vancouver, BC, Canada, V6H 3V9  |  zymeworks.com